Exhibit 99.15

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

COASTAL CONTACTS INC.

UNAUDITED

FOR THE THREE MONTHS ENDED JANUARY 31, 2011

(Canadian Dollars)

COASTAL CONTACTS INC.

CONSOLIDATED BALANCE SHEETS

($000’s)

	January 31,	October 31,
	2011	2010
	(Unaudited)
ASSETS
Current
Cash and cash equivalents [note 3]	$11,722	$18,266
Accounts receivable	8,990	8,866
Inventory	21,362	17,536
Prepaid expenses	4,470	3,109
Income taxes recoverable	358	—
Future income tax	806	97
Due from related parties [note 10]	206	204
	47,914	48,078

Property, equipment and leasehold improvements	6,094	5,558
Intangible assets	8,977	8,908
Goodwill	7,898	7,715
	$70,883	$70,259

LIABILITIES
Current
Accounts payable and accrued liabilities	$27,415	$27,005
Income tax payable	—	44
Deferred gain on sale of equipment	90	88
Capital lease obligation [note 5]	921	811
Lease inducement	81	7
	28,507	27,955

Deferred gain on sale of equipment	270	285
Long-term debt [note 4]	1,500	—
Capital lease obligation [note 5]	3,139	2,508
Long-term lease inducement	443	140
Future income tax	3,416	3,359
	37,275	34,247

SHAREHOLDERS’ EQUITY
Share capital [note 6]
Authorized:
Unlimited common shares without par value
Unlimited Class A preferred shares without par value
Issued and outstanding:
55,094,971 common shares [2010 — 55,396,171]	39,009	39,176
Contributed surplus [note 7]	2,851	2,663
Accumulated other comprehensive loss [note 8]	(3,392)	(3,783)
Deficit	(4,860)	(2,044)
	33,608	36,012
	$70,883	$70,259

See accompanying notes to the unaudited interim consolidated financial statements
Contingencies [note 9]

Subsequent event [note 13]

COASTAL CONTACTS INC.

CONSOLIDATED STATEMENTS OF

EARNINGS AND COMPREHENSIVE LOSS

(Unaudited)($000’s, except share and per share amounts)

Three months ended January 31	2011	2010

Sales	$40,612	$35,908
Cost of sales	29,106	25,597
Gross profit	11,506	10,311
	28.3%	28.7%

Advertising	5,556	3,991
Selling, general and administration [Note 13]	8,005	4,642
Share-based compensation	224	220
Amortization on property, equipment and leasehold improvements	438	282
Amortization on intangible assets	186	399
Foreign exchange (gain) loss	157	(18)
Interest expense, net	61	14
Earnings (loss) before income taxes	(3,121)	781
Income tax expense (recovery)	(692)	31
Net earnings (loss)	(2,429)	750

Unrealized foreign exchange gain (loss) on translation of financial statements of self-sustaining foreign operations	391	(1,115)
Comprehensive loss	$(2,038)	$(365)

Basic earnings (loss) per share	$(0.04)	$0.01
Diluted earnings (loss) per share	$(0.04)	$0.01

Weighted average number of common shares outstanding

Basic	55,417,298	56,901,719
Diluted	55,417,298	58,502,318

See accompanying notes to the unaudited interim consolidated financial statements

COASTAL CONTACTS INC.

CONSOLIDATED STATEMENTS OF DEFICIT

(Unaudited) ($000’s)

Three months ended January 31	2011	2010

Deficit, beginning of period	$(2,044)	$(3,897)
Net earnings (loss)	(2,429)	750
Premium on purchase of common shares for cancellation [Note 6]	(387)	—
Deficit, end of period	$(4,860)	$(3,147)

See accompanying notes to the unaudited interim consolidated financial statements

COASTAL CONTACTS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited) ($000’s)

Three months ended January 31	2011	2010

OPERATING ACTIVITIES
Net earnings (loss)	$(2,429)	$750
Non-cash items affecting earnings (loss):
Amortization	624	674
Share-based compensation	224	220
Future income taxes	(504)	(71)
Change in lease inducement	377	—
Changes in non-cash working capital:
Accounts receivable	(3)	(1,038)
Inventory	(3,629)	607
Prepaid expenses	(1,258)	338
Accounts payable and accrued liabilities	2,263	1,419
Income tax payable	(435)	(346)
Cash provided by (used in) operating activities	(4,770)	2,553

INVESTING ACTIVITIES
Advances to related parties	(3)	(4)
Disposition of property and equipment [Note 5]	343	—
Acquisition of property and equipment	(939)	(15)
Acquisition of intangible assets	(77)	(29)
Cash used in investing activities	(676)	(48)

FINANCING ACTIVITIES
Issuance of share capital on exercise of options	98	—
Purchase of common shares for cancellation	(3,011)	—
Increase in long-term debt	1,500	—
Increase in capital lease obligation	603	—
Repayment of lease obligation	(204)	—
Cash used in financing activities	(1,014)	—

Effect of exchange rate changes on cash and equivalents	(84)	(310)

Increase (decrease) in cash and equivalents	(6,544)	2,195
Cash and equivalents, beginning of period	18,266	11,532
Cash and equivalents, end of period	$11,722	$13,727

Supplemental disclosure of cash flow information:

Non-cash financing and investing activities:
Assets acquired under capital lease	$343	$—

Income tax paid in cash	$275	$385
Interest paid in cash	$40	$—

See accompanying notes to the unaudited interim consolidated financial statements

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2011

Unaudited

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Coastal Contacts Inc. (“Coastal”) is a global retailer of contact lenses, eyeglasses and related vision care products sold primarily through its internet sites. Coastal has customers in North America, Europe and the Asia Pacific region.

These unaudited interim consolidated financial statements have been prepared by Coastal in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial statements, and accordingly, do not include all disclosures required for annual financial statements. These unaudited interim consolidated financial statements, which include accounts of Coastal and its wholly owned subsidiaries, reflect the same accounting principles and methods of application as those disclosed in the notes to Coastal’s audited consolidated financial statements for the year ended October 31, 2010 and should be read in conjunction with these statements. All intercompany transactions and balances have been eliminated.

The preparation of these unaudited interim consolidated financial statements and the accompanying notes requires management to make estimates and assumptions that affect the amounts reported. In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

2. FUTURE ACCOUNTING POLICIES

Consolidated Financial Statements

In January 2009, the CICA issued Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests. These Sections replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for the accounting of non-controlling interests in a subsidiary in the consolidated financial statements subsequent to a business combination. These Sections will apply to Coastal’s financial statements beginning on November 1, 2011. Coastal is currently evaluating the implications of these new Sections on the consolidated financial statements.

Business Combinations

In January 2009, the CICA issued Section 1582, Business Combinations. This Section replaces Section 1581, Business Combinations. Section 1582 establishes standards for the recognition of business combination. This Section will apply to Coastal’s financial statements beginning on November 1, 2011. Coastal is currently evaluating the implications of this new Section on the consolidated financial statements.

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2011

Unaudited

2. FUTURE ACCOUNTING POLICIES (Continued)

Transition to International Financial Reporting Standards

In accordance with the Canadian Institute of Chartered Accountants Accounting Standards Board (AcSB), Canadian publicly accountable enterprises will be required to prepare financial statements in accordance with International Financial Reporting Standards (IFRS). This changeover to IFRS from Canadian GAAP will apply to Coastal’s financial statements for the year beginning on November 1, 2011. Coastal will undertake the appropriate measures to ensure compliance with these new standards by the prescribed adoption date. Coastal is currently assessing the implications of these standards on the consolidated financial statements.

3. CASH AND CASH EQUIVALENTS

Coastal has the Canadian Dollar equivalent of $1.3 Million of cash on hand which is restricted pursuant to a letter of guarantee issued by a financial institution in favor of the Norwegian Customs and Excise Service to secure the payment of duty and value added tax collected by Coastal.

Coastal also has $0.4 million in term deposits that are restricted for the purposes of providing security over certain debt facilities.

4. OPERATING LOAN FACILITIES

Coastal has access to a secured operating line of credit, totaling $5.0 million with interest payable at the lender’s prime rate.

A subsidiary of Coastal has access to a secured operating loan facility, totaling 25,000,000 Swedish Krona (Canadian dollar equivalent of approximately $3.9 million) with interest payable at a rate of 1% above the Stockholm Interbank Offered Rate.

These operating loan facilities are used from time to time for working capital purposes. As at January 31, 2011, $1.5 million was outstanding on the operating line of credit. It is classified as long term debt, as the balance is due for repayment on March 31, 2012. There are no monthly repayment requirements.

5. CAPITAL LEASE OBLIGATION

During the three-month period ended January 31, 2011, Coastal sold equipment totaling $0.3 million to the lessor and subsequently leased the assets back. The resulting lease is classified as a capital lease. The interest rate on the lease facility is fixed at 5.43% and is repayable over 48 monthly payments. Lease payments for the next year amount to $0.08 million. There is a bargain purchase option to purchase the equipment under each lease for $1 when the lease term expires.

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2011

Unaudited

5. CAPITAL LEASE OBLIGATION (Continued)

During the three-month period ended January 31, 2011, Coastal also increased its lease obligation by $0.6 million to finance the prepayment of certain equipment on order. The interest rate on the lease facility is fixed at 5.43% and is repayable over 48 monthly payments commencing on the day the equipment is received. There is a bargain purchase option to purchase the equipment under each lease for $1 when the lease term expires.

6. SHARE CAPITAL

(a) Issued and outstanding common shares

Authorized share capital comprises an unlimited number of common shares without par value and an unlimited amount of Class A preferred shares without par value, of which none are issued. Common shares issued and outstanding are as follows:

	Three Months Ended		Three Months Ended
	January 31, 2011		October 31, 2010
	#	$000’s	#	$000’s

Balance, beginning of period	55,396,171	39,176	56,913,546	40,346
Issued on exercise of options	96,500	134	14,500	15
Purchased and cancelled	(397,700)	(301)	(1,531,875)	(1,185)
Balance, end of period	55,094,971	39,009	55,396,171	39,176

On October 29, 2010 Coastal purchased 1,475,000 common shares pursuant to a Normal Course Issuer Bid (“NCIB”) for $2.3 million. The cash for this repurchase was paid out on November 1, 2010.

On January 11, 2011 Coastal renewed its NCIB with the TSX for maximum eligible purchases of 3,348,391 of Coastal’s common stock. For the three month period ended January 31, 2011, 397,700 shares were repurchased and cancelled under this NCIB for an average price of $1.73 per share. The excess premium of the purchase price over the average stated capital of the shares has been charged to deficit.

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2011

Unaudited

6. SHARE CAPITAL (Continued)

(b) Share purchase options

Coastal’s shareholders adopted a stock option plan (the “Option Plan”) for its directors, officers, employees and service providers. The Option Plan provides that options to purchase common shares may be granted to eligible persons on terms determined within the limitations set out in the Option Plan. The maximum number of common shares to be reserved for issuance at any one time under the Option Plan and any other employee incentive plan is 10% of the then issued and outstanding common shares. The exercise price for a share purchase option granted under the Option Plan may not be less than that permitted by applicable regulatory authorities. Options granted may be subject to vesting requirements. Non-assignable options will be granted for a period which may not exceed five years from the date of the grant and will expire within 90 days upon the participant ceasing to be a director, officer, employee, or service provider. The Option Plan is administered by Coastal’s Compensation and Corporate Governance Committee.

The following table contains information with respect to Coastal share options:

	#	$

Options outstanding, October 31, 2010	4,748,000	0.80 – 1.49
Granted	780,000	1.62
Exercised	(96,500)	0.80 – 1.11
Options outstanding, January 31, 2011	5,431,500	0.80 – 1.62

The following table summarizes information about Coastal share purchase options outstanding as at January 31, 2011:

	Share purchase options Outstanding			Share purchase options Exercisable
		Weighted	Weighted
	Number of	average	average	Number of
Range of exercise	common	remaining	exercise	common	Weighted average
price	shares	contractual	price	shares	exercise price
$	issuable	life (years)	$	issuable	$

$0.80 - $0.99	1,822,000	2.23	0.86	1,580,332	0.86
$1.00 - $1.14	1,444,500	1.88	1.09	1,044,834	1.08
$1.15 - $1.62	2,165,000	4.56	1.50	236,000	1.45
	5,431,500	3.07	1.17	2,861,166	1.01

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2011

Unaudited

6. SHARE CAPITAL (Continued)

The fair value of the option grants are estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	January 31,	January 31,
	2011	2010

Dividend yield	0%	0%
Expected volatility	51.8%	59.5%
Risk free interest rate	2.4%	2.7%
Expected lives	5.0 years	5.0 years

(c) Employee Share Ownership Plan

Coastal offers certain employees the opportunity to participate in an employee share ownership plan (ESOP) whereby Coastal matches dollar contributions made by employees. The contributions are limited to 8% of gross salary and a maximum of $7,500 per participant per year. The contributions are used to purchase voting shares of Coastal on the open market. Approximately two thirds of Coastal employees are eligible to participate in the ESOP.

Coastal’s share of contributions made during the three month period ended January 31, 2011 totaled $99,872 and $60,670 was contributed during the three month period ended January 31, 2010.

7. CONTRIBUTED SURPLUS

$000’s

Balance - October 31, 2010	2,663
Share-based compensation	224
Options exercised	(36)
Balance — January 31, 2011	2,851

8. ACCUMULATED OTHER COMPREHENSIVE LOSS

$000’s

Balance - October 31, 2010	(3,783)
Unrealized foreign exchange losses on translation of financial statements of self-sustaining foreign operations	391
Balance - January 31, 2011	(3,392)

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2011

Unaudited

9. CONTINGENCIES

Coastal is engaged in certain legal actions in the ordinary course of our business and believes that the ultimate outcome of these actions will not have a material adverse effect on on-going operating results, liquidity or financial position. This includes certain legal actions by former employees for which an amount has been accrued as at January 31, 2011 as outlined in Note 13.

10. RELATED PARTY BALANCES AND TRANSACTIONS

	January 31,	October 31,
	2011	2010
	$000’s	$000’s

Promissory notes receivable	206	204

As at January 31, 2011, there were four promissory notes outstanding, ranging in value from $0.01 million to $0.1 million and totalling $0.16 million. Accumulated interest totals $0.05 million. These loans are payable on demand and bear interest at a rate of 5% per annum. The debtors are principally officers of Coastal and are personally liable for the amounts owed. Coastal did not have any loans outstanding to its Chief Executive Officer, its Chief Financial Officer or any of its directors at January 31, 2011.

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2011

Unaudited

11. SEGMENTED INFORMATION

Coastal operates in one business segment, the sale of contact lenses, glasses and related vision care products. Coastal ships product from North America and Europe to customers in North America, Europe and the Asia Pacific region.

Geographical information is based on the location of the customers in which Coastal sells its products. Intercompany sales have been excluded. Certain comparative figures have been adjusted to reflect this reporting.

All figures below are presented in Canadian Dollars.

	Canada	Sweden	Norway	USA	Other	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s

Sales
Three months ended January 31, 2011	10,136	7,669	4,568	5,990	12,249	40,612
Three months ended January 31, 2010	7,219	6,769	4,647	5,638	11,635	35,908

Property, equipment and leasehold improvements
As at January 31, 2011	4,386	1,708	—	—	—	6,094
As at October 31, 2010	4,116	1,442	—	—	—	5,558

Intangible assets
As at January 31, 2011	891	3,193	—	—	4,893	8,977
As at October 31, 2010	913	3,150	—	—	4,845	8,908

Goodwill
As at January 31, 2011	—	5,714	—	—	2,184	7,898
As at October 31, 2010	—	5,571	—	—	2,144	7,715

	Contact Lenses	Glasses	Total
By Product Type	$000’s	$000’s	$000’s

Three months ended January 31, 2011
Sales	34,322	6,290	40,612
Cost of sales	24,607	4,499	29,106
Gross profit	9,715	1,791	11,506

12. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period’s presentation.

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2011

Unaudited

13. SUBSEQUENT EVENT

Subsequent to the end of the period ended January 31, 2011, the Company received the outcome of a labour related dispute settled through arbitration. The outcome of the arbitration resulted in an award for severance costs to a former employee of the Company. Consequently the Company estimated and accrued for costs associated with this and other similar proceedings for which judgments have not yet been rendered in the first quarter 2011 financial statements. Included in selling, general and administrative costs is $1.8 million that has been accrued for these costs. There were no such costs recorded in the same period in 2010